UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

_________________________

CORPBANCA
(Translation of registrant’s name into English)

_________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On February 14, 2013, CorpBanca published on its web site its monthly interim financial results as of January 31, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: February 14, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of January 31, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended January 31, 2013

The interim financial information of CorpBanca as of and for the month ended January 31, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	9,978,773
Total assets	13,648,564
Current accounts and demand deposits	1,488,277
Time deposits and savings accounts	6,864,150
Borrowings from financial institutions	979,375
Debt issued	2,231,036
Equity Attributable to:	1,078,677
Bank equity holders	1,025,042
Minority interest	53,635

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	41,027
Provisions for loan losses	(5,116)
Operating expenses	(23,970)
Operating income	11,941
Income attributable to investments in other companies	-
Income before taxes	11,941
Income taxes	(1,531)
Net income for the period	10,410
Bank equity holders revenue	10,077
Minority interest revenue	333

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer